APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Gourmet Renee LLC dba Bircus Brewing Co.

Profit and Loss

January - December 2021

	TOTAL
Income	
Bircus on Pike Income	20,989.80
Contributions / Grants	3,015.00
Discounts & Comps	-11,919.03
Event & Matinee Show Income	80,247.64
Refunds	-2.00
Returns	-3,590.77
Sales of Product Income	0.00
Retail Sales	
Beverages (Soda/Water)	7,401.00
Canned Beer on Premises	24,821.00
Food	153,068.03
Retail Merchandise Sales	19,859.14
Tap Room (Bircus Beer) Sales	251,588.22
Wine & Spirits	47,524.68
Total Retail Sales	**504,262.07**
Wholesale Sales	
Offsite Bircus Beer Sales	741.00
Sales to Distributors	15,598.00
Keg Deposits to Customers/Distributors	-188.00
Total Sales to Distributors	**15,410.00**
Total Wholesale Sales	**16,151.00**
Total Sales of Product Income	**520,413.07**
Theatre Space and Booth Rental	25,928.83
Total Income	**$635,082.54**
Cost of Goods Sold	
Other Costs of Services - COS	
Music	48,860.87
Performers	20,109.07
Salaries and Wages	205,847.33
Total Other Costs of Services - COS	**274,817.27**
Retail Cost of Goods Sold	
Beverage Expense - COGS	710.92
Cider - COGS	2,873.00
Food - COGS	79,164.24
Merchandise - COGS	10,224.03
Wine & Spirits - COGS	16,615.92
Total Retail Cost of Goods Sold	**109,588.11**
Wholesale Cost of Goods Sold - Materials	
Brewery Production /Supplies & Materials - COGS	50,377.09
Canned & Bottled Beer - COGS	8,847.24
Total Wholesale Cost of Goods Sold - Materials	**59,224.33**
Total Cost of Goods Sold	**$443,629.71**

	TOTAL
GROSS PROFIT	**$191,452.83**
Expenses	
100% Business Meals	2,387.64
Advertising & Marketing	19,836.00
Bank Chg, Fees, Penalty & Fines	3,048.33
Beer Garden Expenses	974.49
Bircus on Pike Expenses	-1,141.00
License & Taxes	1,737.00
Memberships / Dues / Subscriptions	425.00
Office Supplies	628.47
Rent or Lease of Buildings	3,500.00
Repair & Maintenance	1,929.00
Supplies & Equipment	3,837.88
Total Bircus on Pike Expenses	**10,916.35**
Donations	1,542.25
Dues / Subsciptions / Memberships	2,643.54
Hiring Expenses	468.58
Insurance	5,504.28
Brewing Insurance	192.81
Building Insurance	3,005.78
Gen Liability Ins.	301.74
Total Insurance	**9,004.61**
Interest Paid	32,225.04
Kitchen Equipment / Supplies	3,057.10
Legal & Professional Services	71,377.62
Non Employee Compensation	37,222.65
Office Supplies & Software	5,673.45
Payroll Expenses	-0.02
Employer Payroll Taxes	27,757.13
Total Payroll Expenses	**27,757.11**
Postage / Shipping	579.66
QuickBooks Payments Fees	4.46
Rent & Lease of Buildings	37,045.00
Repairs & Maintenance	16,946.94
Security Expense	1,420.56
Square Fees	16,459.04
Sub-Contractors	32,309.07
Tap Room Supplies	5,961.74
Props	1,894.90
Total Tap Room Supplies	**7,856.64**
Taxes & Licenses	12,966.80
Beer License & Permits	2,947.20
Excise & Wholesale Sales Tax	5,728.30
Kenton Co. Taxes & Occupational License	1,111.22
Malt Beverage Tax	6,908.20
Ohio Beer Taxes	588.31
Property Taxes	14,812.98
Total Taxes & Licenses	**45,063.01**
Tools & Equipment	4,026.22
Equipment Rental	640.72

	TOTAL
Total Tools & Equipment	**4,666.94**
Travel	2,050.49
Unapplied Cash Bill Payment Expense	0.00
Uniforms / Costumes	851.16
Utilities	48,606.23
Vehicles Expenses	403.75
Auto Fuel	1,044.02
Parking	70.39
Total Vehicles Expenses	**1,518.16**
Website / Internet	212.93
Total Expenses	**$443,725.05**
NET OPERATING INCOME	**$ -252,272.22**
Other Income	
ERC Wage Credit	43,256.32
Interest Earned	29.76
SBA EIDL Grant	3,000.00
SBA PPP Loan Forgiven	50,977.24
Total Other Income	**$97,263.32**
Other Expenses	
Amortization Expense	2,424.45
Depreciation	51,611.76
Penalty & Fines	9,819.28
Total Other Expenses	**$63,855.49**
NET OTHER INCOME	**$33,407.83**
NET INCOME	**$ -218,864.39**

Gourmet Renee LLC dba Bircus Brewing Co.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	0.00
Cash on hand - Petty Cash	200.00
Heritage Bank	8,357.87
Payroll Clearing/Outstanding	0.00
Total Heritage Bank	**8,357.87**
Home Savings Bank Checking	11,439.28
Home Savings Bank Escrow	0.00
Home Savings Bank Savings	10,429.35
Paypal	368.13
QuickBooks Checking Account	140.92
Total Bank Accounts	**$30,935.55**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
A/R IRS ERC	43,256.32
Accounts Rec from Big Top Holdings	5,000.00
Cash Holdings	4,030.47
Cash Holdings - Bircus on Pike	0.00
Credit Card Holdings	5,424.62
Credit Card Holdings - Bircus on Pike	0.00
Inventory Asset	0.00
Inventory on Elm	
Brewery Production /Supplies & Materials	
Liquid Inventory / Kegged Bircus Beer	5,445.75
Liquid Inventory / Packaged Canned Beer	1,791.28
Packaging	600.00
Keg Shell	4,584.57
Total Packaging	**5,184.57**
Production Site Ingredients	970.52
Processing Aids	1,217.26
Raw Materials	
Adjunct	464.70
Hops	1,318.30
Malt	322.84
Yeast	40.00
Total Raw Materials	**2,145.84**
Total Production Site Ingredients	**4,333.62**
Total Brewery Production /Supplies & Materials	**16,755.22**
Retail Beverages	820.26

	TOTAL
Retail Cider	82.00
Retail Food	104.67
Retail Merchandise Inventory	1,234.44
Retail Wine & Spirits	853.15
Total Inventory on Elm	**19,849.74**
Inventory on Pike	1,141.00
Prepaid Insurance Expenses	0.00
Receivable from Social Circus Foundation	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$78,702.15**
Total Current Assets	**$109,637.70**
Fixed Assets	
Accumulated Depreciation Fixed Assets	-166,121.54
Furniture & Fixtures	
Back Bar	4,270.74
Bar Stools	3,040.99
Tables & Chairs in Theater/Brewery	3,538.11
Total Furniture & Fixtures	**10,849.84**
Leasehold Improvements	
Brewery Buildout	278,704.94
Build Out Facade	17,590.00
HVAC	17,397.00
Kitchen 326 Elm	32,019.96
Patio / Beer Garden	5,143.23
Sign	37,655.64
Total Leasehold Improvements	**388,510.77**
Machinery & Equipment	
Brewing Equipment Filter	2,000.00
CO2 Tester	1,598.00
Draft System	1,854.78
Exhaust Fan	9,982.00
Floor Scrubber	1,250.00
Forklift	3,000.00
Genie Lift	2,000.00
Glassware	13,406.92
Ice Maker	3,003.73
Kegerators	3,624.87
Label Machine	8,000.00
MC-FLEX Base Canning System	58,228.16
Phone Software	1,582.42
Screen Projector	750.00
Slicer Fridge - Kitchen	2,100.00
Tank Auxiliary	1,988.07

Gourmet Renee LLC dba Bircus Brewing Co.

Balance Sheet

As of December 31, 2021

	TOTAL
Tanks	83,500.00
Tanks Retrofit	12,000.22
Walk-in Cooler	800.00
Total Machinery & Equipment	**210,669.17**
Pike Street Assets	
Bar Top - 39 Pike	1,250.00
Brewing System on Pike	7,716.51
Computers - 39 Pike	3,555.69
Dishwashwer - 39 Pike	4,112.78
Ice Machine - 39 Pike	3,500.00
Menu Boards - 39 Pike	1,240.17
Pike Street Buildout	5,000.00
Pizza Equipment - 39 Pike	1,108.58
Refrigerator - 39 Pike	7,000.00
Screens - 39 Pike	1,557.07
Total Pike Street Assets	**36,040.80**
Vehicles	
Trailer	4,849.51
Yellow School Bus	0.00
Total Vehicles	**4,849.51**
Total Fixed Assets	**$484,798.55**
Other Assets	
Accumulated Amortization of Other Assets	-13,024.29
Intangible Assets	7,000.00
Organizational Costs	29,366.68
Security Lease Deposit	14,250.00
TTB Cash Bond	0.00
Total Other Assets	**$37,592.39**
TOTAL ASSETS	**$632,028.64**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Discover Credit Card #5454/ #8033	11,126.76
Total Credit Cards	**$11,126.76**
Other Current Liabilities	
Kentucky Department of Revenue Payable	0.00
KY Sales Tax Payable	2,707.76
Payable to Circus Mojo	52,259.27
Payable to High Hope Lucky Lu	-6,444.84

Gourmet Renee LLC dba Bircus Brewing Co.

Balance Sheet

As of December 31, 2021

	TOTAL
Heritage High Hope LOC #351137568	148,213.04
Heritage High Hope Luck Lu #7556 Mortgage	-14,383.60
Heritage High Hope Luck Lu #7567 Marque	-10,469.52
Rent Due	15,000.00
Total Payable to High Hope Lucky Lu	**131,915.08**
Payable to Paul Miller	16,743.42
Payable to Ta-Da Opp Fund	13,500.72
Payroll Check Shortage	0.00
Payroll Liabilities	1,349.29
R&D Initiatives Loan Payable	77,954.00
Short Term Loans	
Short Term Opp Fund	0.00
Short Term Opp Fund	0.00
Short Term Opp Fund	0.00
Short Term Bircus Loan	10,000.00
Short Term Loan Opp Fund	0.00
Short Term Loan Opp Fund	0.00
Short Term Opp Fund	0.00
Short Term Opp Fund	0.00
Short Term Loan	0.00
Short Term Bircus Loan	5,000.00
Short Term Bircus Loan	10,000.00
TVT Capital	0.00
Total Short Term Loans	**25,000.00**
Square Loan Payable - Bircus Taproom	47,065.77
Square Tips	0.00
Tips Payable	0.00
Total Other Current Liabilities	**$368,495.31**
Total Current Liabilities	**$379,622.07**
Long-Term Liabilities	
Channel Partners Contracts	28,290.06
ELEASE Lease Liability	39,220.19
Notes Payable - Center Bank	0.00
SBA EIDL Loan	97,400.00
SBA EIDL Loan #2	242,800.00
SBA EIDL Loan #3	92,500.00
SBA PPP Loan Funding	0.00
Total Long-Term Liabilities	**$500,210.25**
Total Liabilities	**$879,832.32**
Equity	
Beginning Member's Capital	0.00
Cash Investors Common Units $1,000/unit	50,000.00
Cash Investors Units @125/unit	0.00

Gourmet Renee LLC dba Bircus Brewing Co.

Balance Sheet

As of December 31, 2021

	TOTAL
Member Draw - Paul Miller	0.00
Member Investment - Paul Miller	0.00
Opening Balance Equity	0.00
Owner's Investment to Start Up Account	0.00
Retained Earnings	-78,939.29
Net Income	-218,864.39
Total Equity	**$ -247,803.68**
TOTAL LIABILITIES AND EQUITY	**$632,028.64**

Gourmet Renee LLC dba Bircus Brewing Co.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-223,476.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	1,980.00
A/R IRS ERC	-43,256.32
Accounts Rec from Big Top Holdings	-5,000.00
Cash Holdings	-4,030.47
Cash Holdings - Bircus on Pike	0.00
Credit Card Holdings	-5,424.62
Credit Card Holdings - Bircus on Pike	0.00
Inventory Asset	540.00
Inventory on Elm:Brewery Production /Supplies & Materials:Liquid Inventory / Kegged Bircus Beer	-2,290.75
Inventory on Elm:Brewery Production /Supplies & Materials:Liquid Inventory / Packaged Canned Beer	-1,387.28
Inventory on Elm:Brewery Production /Supplies & Materials:Packaging:Keg Shell	-244.57
Inventory on Elm:Brewery Production /Supplies & Materials:Production Site Ingredients	-580.52
Inventory on Elm:Brewery Production /Supplies & Materials:Production Site Ingredients:Processing Aids	-1,217.26
Inventory on Elm:Brewery Production /Supplies & Materials:Production Site Ingredients:Raw Materials:Adjunct	-464.70
Inventory on Elm:Brewery Production /Supplies & Materials:Production Site Ingredients:Raw Materials:Hops	1,329.70
Inventory on Elm:Brewery Production /Supplies & Materials:Production Site Ingredients:Raw Materials:Malt	-322.84
Inventory on Elm:Brewery Production /Supplies & Materials:Production Site Ingredients:Raw Materials:Yeast	-40.00
Inventory on Elm:Retail Beverages	-728.76
Inventory on Elm:Retail Cider	-82.00
Inventory on Elm:Retail Food	1,482.22
Inventory on Elm:Retail Merchandise Inventory	2,026.64
Inventory on Elm:Retail Wine & Spirits	-94.40
Inventory on Pike	-1,141.00
Accumulated Depreciation Fixed Assets	51,611.76
Accumulated Amortization of Other Assets	2,424.45
Accounts Payable (A/P)	-51,257.55
Accounts Payable Circus Mojo	-1,462.51
Discover Credit Card	11,126.76
Kentucky Department of Revenue Payable	0.00
KY Sales Tax Payable	-3,890.84
Payable to Circus Mojo	-31,185.33
Payable to High Hope Lucky Lu	-7,344.84
Payable to High Hope Lucky Lu:Heritage High Hope LOC	103,063.10
Payable to High Hope Lucky Lu:Heritage High Hope Luck Lu	-12,328.80
Payable to High Hope Lucky Lu:Heritage High Hope Luck Lu	-9,590.40
Payable to High Hope Lucky Lu:Rent Due	1,000.00
Payable to Paul Miller	-17,997.02
Payable to Ta-Da Opp Fund	9,100.00
Payroll Liabilities	-1,595.83
R&D Initiatives Loan Payable	-1,125.00
Short Term Loans Short Term Bircus Loan	10,000.00
Square Loan Payable - Bircus Taproom	47,065.77

Gourmet Renee LLC dba Bircus Brewing Co.

Statement of Cash Flows

January - December 2021

	TOTAL
Tips Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**38,666.79**
Net cash provided by operating activities	**$ -184,809.76**
INVESTING ACTIVITIES	
Furniture & Fixtures:Tables & Chairs in Theater/Brewery	-3,538.11
Leasehold Improvements:Build Out Facade	-4,000.00
Leasehold Improvements:HVAC	-17,397.00
Leasehold Improvements:Sign	-37,655.64
Machinery & Equipment:Brewing Equipment Filter	-2,000.00
Machinery & Equipment:Floor Scrubber	-1,250.00
Machinery & Equipment:Glassware	-10,727.08
Machinery & Equipment:Ice Maker	-3,003.73
Machinery & Equipment:Label Machine	-8,000.00
Machinery & Equipment:MC-FLEX Base Canning System	-58,228.16
Machinery & Equipment:Phone Software	-1,582.42
Machinery & Equipment:Slicer Fridge - Kitchen	-2,100.00
Pike Street Assets:Bar Top - 39 Pike	-1,250.00
Pike Street Assets:Brewing System on Pike	-7,716.51
Pike Street Assets:Computers - 39 Pike	-3,555.69
Pike Street Assets:Dishwashwer - 39 Pike	-4,112.78
Pike Street Assets:Ice Machine - 39 Pike	-3,500.00
Pike Street Assets:Menu Boards - 39 Pike	-1,240.17
Pike Street Assets:Pike Street Buildout	-5,000.00
Pike Street Assets:Pizza Equipment - 39 Pike	-1,108.58
Pike Street Assets:Refrigerator - 39 Pike	-7,000.00
Pike Street Assets:Screens - 39 Pike	-1,557.07
Security Lease Deposit	-14,250.00
Net cash provided by investing activities	**$ -199,772.94**
FINANCING ACTIVITIES	
Channel Partners Contracts	-5,798.45
ELEASE Lease Liability	39,220.19
SBA EIDL Loan #2	242,800.00
SBA EIDL Loan #3	92,500.00
SBA PPP Loan Funding	0.00
Cash Investors Common Units $1,000/unit	41,750.00
Cash Investors Units @125/unit	-125.00
Opening Balance Equity	0.00
Retained Earnings	8,375.00
Net cash provided by financing activities	**$418,721.74**
NET CASH INCREASE FOR PERIOD	**$34,139.04**
Cash at beginning of period	-3,203.49
CASH AT END OF PERIOD	**$30,935.55**

Gourmet Renee LLC dba Bircus Brewing Co.

Profit and Loss

January - December 2022

	TOTAL
Income	
Discounts & Comps	-22,080.42
Event & Matinee Show Income	75,255.77
Returns	-4,364.34
Sales of Product Income	191.00
Beer Gift Certificates	670.00
Retail Sales	
Beverages (Soda/Water)	14,701.50
Canned Beer on Premises	19,781.50
Food	272,865.69
Retail Merchandise Sales	16,564.00
Tap Room (Bircus Beer) Sales	346,368.36
Wine & Spirits	51,899.50
Total Retail Sales	**722,180.55**
Wholesale Sales	
Offsite Bircus Beer Sales	47,418.94
Sales to Distributors	180.00
Keg Deposits to Customers/Distributors	-100.00
Total Sales to Distributors	**80.00**
Total Wholesale Sales	**47,498.94**
Total Sales of Product Income	**770,540.49**
Theatre Space and Booth Rental	32,345.00
Uncategorized Income	22,742.03
Total Income	**$874,438.53**
Cost of Goods Sold	
Other Costs of Services - COS	
Music	42,290.50
Performers	36,655.05
Salaries and Wages	257,834.21
Total Other Costs of Services - COS	**336,779.76**
Retail Cost of Goods Sold	
Beverage Expense - COGS	5,125.31
Food - COGS	102,292.95
Merchandise - COGS	11,698.73
Wine & Spirits - COGS	17,853.99
Total Retail Cost of Goods Sold	**136,970.98**
Wholesale Cost of Goods Sold - Materials	
Brewery Production /Supplies & Materials - COGS	45,107.37
Canned & Bottled Beer - COGS	14,792.32
Total Wholesale Cost of Goods Sold - Materials	**59,899.69**
Total Cost of Goods Sold	**$533,650.43**
GROSS PROFIT	**$340,788.10**
Expenses	

	TOTAL
100% Business Meals	3,130.53
Advertising & Marketing	36,650.67
Booth / Festival Fee	2.58
Total Advertising & Marketing	**36,653.25**
Bank Chg, Fees, Penalty & Fines	24,422.52
Bircus on Pike Expenses	
Memberships / Dues / Subscriptions	341.33
Office Supplies	713.67
Rent or Lease of Buildings	41,404.50
Repair & Maintenance	883.00
Supplies & Equipment	487.38
Total Bircus on Pike Expenses	**43,829.88**
Donations	2,894.00
Dues / Subsciptions / Memberships	4,688.41
Employee Benefit Expense	396.19
Hiring Expenses	272.07
Insurance	5,455.23
Auto / Trailer Insurance	13.65
Building Insurance	8,620.21
Gen Liability Ins.	508.55
Total Insurance	**14,597.64**
Interest Paid	60,152.88
Kitchen Equipment / Supplies	9,144.00
Legal & Professional Services	30,399.49
Non Employee Compensation	4,688.25
Office Supplies & Software	7,047.62
Payroll Expenses	574.99
Employer Payroll Taxes	37,391.29
Payroll Processing Fees	3,013.16
Total Payroll Expenses	**40,979.44**
Postage / Shipping	3,478.33
QuickBooks Payments Fees	5.96
Rent & Lease of Buildings	36,614.00
Repairs & Maintenance	27,065.55
Security Expense	822.79
Square Fees	33,521.97
Sub-Contractors	186,367.66
Tap Room Supplies	841.80
Props	2,172.65
Total Tap Room Supplies	**3,014.45**
Taxes & Licenses	2,076.14
Beer License & Permits	6,921.05
Kenton Co. Taxes & Occupational License	996.62
Malt Beverage Tax	3,403.65
Ohio Beer Taxes	850.55
Property Taxes	6,759.98
Total Taxes & Licenses	**21,007.99**
Tools & Equipment	6,072.46
Equipment Rental	6,659.78

	TOTAL
Total Tools & Equipment	**12,732.24**
Travel	4,139.41
Uniforms / Costumes	458.18
Utilities	56,229.27
Phone	3,617.88
Total Utilities	**59,847.15**
Vehicles Expenses	3,406.15
Auto Fuel	3,305.05
Parking	225.10
Total Vehicles Expenses	**6,936.30**
Website / Internet	1,254.26
Total Expenses	**$680,562.41**
NET OPERATING INCOME	**$ -339,774.31**
Other Income	
Interest Earned	1,569.03
Total Other Income	**$1,569.03**
Other Expenses	
Amortization Expense	2,424.45
Depreciation	90,993.79
Total Other Expenses	**$93,418.24**
NET OTHER INCOME	**$ -91,849.21**
NET INCOME	**$ -431,623.52**

Gourmet Renee LLC dba Bircus Brewing Co.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	0.00
Cash on hand - Petty Cash	200.00
Heritage Bank	36,056.23
Payroll Clearing/Outstanding	0.00
Total Heritage Bank	**36,056.23**
Home Savings Bank Checking	10,546.06
Home Savings Bank Escrow	0.00
Home Savings Bank Savings	593.03
Paypal	-1,480.00
QuickBooks Checking Account	502.87
Total Bank Accounts	**$46,418.19**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
A/R IRS ERC	0.00
Accounts Rec from Big Top Holdings	5,000.00
Cash Holdings	1,837.00
Cash Holdings - Bircus on Pike	1,888.00
Credit Card Holdings	34,078.62
Credit Card Holdings - Bircus on Pike	1,246.56
Inventory Asset	0.00
Inventory on Elm	
Brewery Production /Supplies & Materials	
Beer - Work In Progress	4,676.47
Liquid Inventory / Kegged Bircus Beer	3,104.04
Liquid Inventory / Kegged Seltzer	195.16
Liquid Inventory / Packaged Canned Beer	1,044.12
Packaging	4,877.75
Keg Shell	0.00
Total Packaging	**4,877.75**
Production Site Ingredients	6,481.76
Processing Aids	0.00
Raw Materials	
Adjunct	0.00
Hops	0.00
Malt	0.00
Yeast	0.00
Total Raw Materials	**0.00**
Total Production Site Ingredients	**6,481.76**

	TOTAL
Total Brewery Production /Supplies & Materials	**20,379.30**
Retail Beverages	820.26
Retail Cider	82.00
Retail Food	104.67
Retail Merchandise Inventory	1,234.44
Retail Wine & Spirits	853.15
Total Inventory on Elm	**23,473.82**
Inventory on Pike	1,141.00
Prepaid Insurance Expenses	0.00
Receivable from Social Circus Foundation	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$68,665.00**
Total Current Assets	**$115,083.19**
Fixed Assets	
Accumulated Depreciation Fixed Assets	-257,115.33
Furniture & Fixtures	
Back Bar	4,270.74
Bar Stools	3,040.99
Tables & Chairs in Theater/Brewery	3,538.11
Total Furniture & Fixtures	**10,849.84**
Leasehold Improvements	
Brewery Buildout	278,704.94
Build Out Facade	17,590.00
HVAC	17,397.00
Kitchen 326 Elm	32,019.96
Patio / Beer Garden	5,143.23
Sign	37,655.64
Total Leasehold Improvements	**388,510.77**
Machinery & Equipment	
Brewing Equipment Filter	2,000.00
CO2 Tester	1,598.00
Draft System	1,854.78
Ekos Brewmaster Software	11,102.00
Exhaust Fan	9,982.00
Floor Scrubber	1,250.00
Forklift	3,000.00
Genie Lift	2,000.00
Glassware	13,406.92
Ice Maker	3,003.73
Kegerators	3,624.87
Label Machine	8,000.00
Lucky Duck Restaurant Equipment	10,000.00
MC-FLEX Base Canning System	81,545.00
Phone Software	1,582.42
Rad Power Bike	0.00
Screen Projector	750.00
Slicer Fridge - Kitchen	2,100.00
Tank Auxiliary	1,988.07
Tanks	83,500.00

	TOTAL
Tanks Retrofit	12,000.22
Walk-in Cooler	800.00
Total Machinery & Equipment	**255,088.01**
Pike Street Assets	
Bar Top - 39 Pike	1,250.00
Brewing System on Pike	7,716.51
Computers - 39 Pike	3,555.69
Dishwashwer - 39 Pike	4,112.78
Ice Machine - 39 Pike	3,500.00
Menu Boards - 39 Pike	1,240.17
Pike Street Buildout	13,253.43
Pizza Equipment - 39 Pike	1,108.58
Refrigerator - 39 Pike	7,000.00
Screens - 39 Pike	1,557.07
Total Pike Street Assets	**44,294.23**
Vehicles	
Trailer	7,289.51
Yellow School Bus	0.00
Total Vehicles	**7,289.51**
Total Fixed Assets	**$448,917.03**
Other Assets	
Accumulated Amortization of Other Assets	-15,448.74
Intangible Assets	7,000.00
Organizational Costs	29,366.68
Security Lease Deposit	14,250.00
TTB Cash Bond	0.00
Total Other Assets	**$35,167.94**
TOTAL ASSETS	**$599,168.16**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Discover Credit Card #5454/ #8033	11,797.65
Total Credit Cards	**$11,797.65**
Other Current Liabilities	
Kentucky Department of Revenue Payable	0.00
KY Sales Tax Payable	28,336.37
Payable to Circus Mojo	29,250.14
Payable to High Hope Lucky Lu	-6,444.84
Heritage High Hope LOC	163,258.24
Heritage High Hope Luck Lu	-26,409.30
Heritage High Hope Luck Lu	-20,059.92
Rent Due	0.00
Total Payable to High Hope Lucky Lu	**110,344.18**
Payable to	32,246.87
Payable to Ta-Da Opp Fund	-28,291.68

	TOTAL
Payroll Check Shortage	0.00
Payroll Liabilities	1,693.94
R&D Initiatives Loan Payable	77,954.00
Short Term Loans	
Short Term Opp Fund	0.00
Short Term Opp Fund	0.00
Short Term Opp Fund	0.00
Short Term Bircus Loan	20,000.00
Short Term Loan Opp Fund	0.00
Term Loan Opp Fund	0.00
Short Term Opp Fund	0.00
Short Term Opp Fund	0.00
Short Term Bircus Loan	80,000.00
Short Term Loan	0.00
Short Term Bircus Loan	5,000.00
Short Term Bircus Loan	10,000.00
Short Term Bircus Loan	10,000.00
TVT Capital	0.00
Total Short Term Loans	**125,000.00**
Square Gift Card	100.00
Square Loan Payable - Bircus on Pike	17,161.54
Square Loan Payable - Bircus Taproom	76,524.14
Square Tips	0.00
Tips Payable	0.00
Total Other Current Liabilities	**$470,319.50**
Total Current Liabilities	**$482,117.15**
Long-Term Liabilities	
Channel Partners Contract	0.00
Channel Partners Contract	105,508.21
Channel Partners Contracts	0.00
ELEASE Lease Liability	46,845.00
Notes Payable - Center Bank	0.00
SBA EIDL Loan	97,400.00
SBA EIDL Loan #2	242,800.00
SBA EIDL Loan #3	92,500.00
SBA PPP Loan Funding	0.00
Total Long-Term Liabilities	**$585,053.21**
Total Liabilities	**$1,067,170.36**
Equity	
Beginning Member's Capital	0.00
Cash Investors Common Units $1,000/unit	50,000.00
Cash Investors Units @125/unit	0.00
Equity Trust Company	49,500.00
Member Draw - Paul Miller	0.00
Member Investment - Paul Miller	0.00
North Capital Private Securities Investors	161,925.00
Opening Balance Equity	0.00
Owner's Investment to Start Up Account	0.00
Retained Earnings	-297,803.68
Net Income	-431,623.52

	TOTAL
Total Equity	$ -468,002.20
TOTAL LIABILITIES AND EQUITY	$599,168.16

Gourmet Renee LLC dba Bircus Brewing Co.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-431,263.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-1,315.00
A/R IRS ERC	43,256.32
Accounts Rec from Big Top Holdings	0.00
Cash Holdings	2,193.47
Cash Holdings - Bircus on Pike	-1,888.00
Credit Card Holdings	-28,654.00
Credit Card Holdings - Bircus on Pike	-1,246.56
Inventory Asset	30.00
Inventory on Elm:Brewery Production /Supplies & Materials:Beer - Work In Progress	-4,676.47
Inventory on Elm:Brewery Production /Supplies & Materials:Liquid Inventory / Kegged Bircus Beer	2,341.71
Inventory on Elm:Brewery Production /Supplies & Materials:Liquid Inventory / Kegged Seltzer	-195.16
Inventory on Elm:Brewery Production /Supplies & Materials:Liquid Inventory / Packaged Canned Beer	747.16
Inventory on Elm:Brewery Production /Supplies & Materials:Packaging	-4,277.75
Inventory on Elm:Brewery Production /Supplies & Materials:Packaging:Keg Shell	4,584.57
Inventory on Elm:Brewery Production /Supplies & Materials:Production Site Ingredients	-5,511.24
Inventory on Elm:Brewery Production /Supplies & Materials:Production Site Ingredients:Processing Aids	1,217.26
Inventory on Elm:Brewery Production /Supplies & Materials:Production Site Ingredients:Raw Materials:Adjunct	464.70
Inventory on Elm:Brewery Production /Supplies & Materials:Production Site Ingredients:Raw Materials:Hops	1,318.30
Inventory on Elm:Brewery Production /Supplies & Materials:Production Site Ingredients:Raw Materials:Malt	322.84
Inventory on Elm:Brewery Production /Supplies & Materials:Production Site Ingredients:Raw Materials:Yeast	40.00
Accumulated Depreciation Fixed Assets	90,993.79
Accumulated Amortization of Other Assets	2,424.45
Accounts Payable (A/P)	925.00
Discover Credit Card	670.89
Kentucky Department of Revenue Payable	0.00
KY Sales Tax Payable	25,628.61
Payable to Circus Mojo	-23,009.13
Payable to High Hope Lucky Lu:Heritage High Hope LOC	15,045.20
Payable to High Hope Lucky Lu:Heritage High Hope Luck Lu	-12,025.70
Payable to High Hope Lucky Lu:Heritage High Hope Luck Lu	-9,590.40
Payable to High Hope Lucky Lu:Rent Due	-15,000.00
Payable to Paul Miller	15,503.45
Payable to Ta-Da Opp Fund	-41,792.40
Payroll Liabilities	344.65
Short Term Loans:Ken Hebberling Short Term Bircus Loan	10,000.00
Short Term Loans:Maureen Henry Short Term Bircus Loan	80,000.00
Short Term Loans:Tres Kutcher Short Term Bircus Loan	10,000.00
Square Gift Card	100.00
Square Loan Payable - Bircus on Pike	17,161.54
Square Loan Payable - Bircus Taproom	29,458.37
Tips Payable	0.00

Gourmet Renee LLC dba Bircus Brewing Co.

Statement of Cash Flows

January - December 2022

	TOTAL
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**205,590.47**
Net cash provided by operating activities	**$ -225,673.05**
INVESTING ACTIVITIES	
Machinery & Equipment:Ekos Brewmaster Software	-11,102.00
Machinery & Equipment:Lucky Duck Restaurant Equipment	-10,000.00
Machinery & Equipment:MC-FLEX Base Canning System	-23,316.84
Machinery & Equipment:Rad Power Bike	0.00
Pike Street Assets:Pike Street Buildout	-8,253.43
Vehicles:Trailer	-2,440.00
Net cash provided by investing activities	**$ -55,112.27**
FINANCING ACTIVITIES	
Channel Partners Contract	0.00
Channel Partners Contract	105,508.21
Channel Partners Contracts	-28,290.06
ELEASE Lease Liability	7,624.81
Equity Trust Company	49,500.00
North Capital Private Securities Investors	161,925.00
Opening Balance Equity	0.00
Net cash provided by financing activities	**$296,267.96**
NET CASH INCREASE FOR PERIOD	**$15,482.64**
Cash at beginning of period	30,935.55
CASH AT END OF PERIOD	**$46,418.19**

Gourmet Renee LLC dba Bircus Brewing Co.

Profit and Loss
January - December 2023

	TOTAL
Income	
Bircus on Pike Income	136,200.24
Contributions / Grants	100.00
Discounts & Comps	-15,462.65
Entertainment Income	8,330.78
Event & Matinee Show Income	66,389.52
Ky Sales Tax	6,147.69
Returns	-2,206.27
Sales of Product Income	221.00
Retail Sales	
Beverages (Soda/Water)	8,836.50
Canned Beer on Premises	9,941.50
Food	149,690.74
Retail Merchandise Sales	7,154.00
Tap Room (Bircus Beer) Sales	192,351.10
Wine & Spirits	41,246.50
Total Retail Sales	**409,220.34**
Wholesale Sales	
Offsite Bircus Beer Sales	3.50
Sales to Distributors	1,568.00
Keg Deposits to Customers/Distributors	120.00
Total Sales to Distributors	**1,688.00**
Total Wholesale Sales	**1,691.50**
Total Sales of Product Income	**411,132.84**
Square Income	121,157.14
Theatre Space and Booth Rental	28,638.27
Total Income	**$760,427.56**
Cost of Goods Sold	
Cost of Goods Sold	453.20
Other Costs of Services - COS	545.00
Music	49,320.50
Performers	29,288.93
Salaries and Wages	153,225.84
Total Other Costs of Services - COS	**232,380.27**
Retail Cost of Goods Sold	1,274.04
Beverage Expense - COGS	989.88
Cider - COGS	6,145.40
Food - COGS	72,168.48
Merchandise - COGS	2,232.17
Wine & Spirits - COGS	13,647.87
Total Retail Cost of Goods Sold	**96,457.84**
Wholesale Cost of Goods Sold - Materials	2,730.50
Brewery Production /Supplies & Materials - COGS	38,329.56

Gourmet Renee LLC dba Bircus Brewing Co.

Profit and Loss

January - December 2023

	TOTAL
Canned & Bottled Beer - COGS	4,711.20
Taproom Transfer	351.00
Total Wholesale Cost of Goods Sold - Materials	**46,122.26**
Total Cost of Goods Sold	**$375,413.57**
GROSS PROFIT	**$385,013.99**
Expenses	
100% Business Meals	1,619.21
Advertising & Marketing	17,911.36
Bank Chg, Fees, Penalty & Fines	9,270.32
Beer Garden Expenses	4,398.12
Bircus on Pike Expenses	
License & Taxes	7,545.00
Office Supplies	1,355.75
Rent or Lease of Buildings	42,978.00
Repair & Maintenance	1,799.75
Supplies & Equipment	1,141.00
Total Bircus on Pike Expenses	**54,819.50**
Donations	3,176.50
Dues / Subsciptions / Memberships	5,361.20
Employee Benefit Expense	29.10
Insurance	6,768.13
Building Insurance	10,907.74
Gen Liability Ins.	3,061.75
Total Insurance	**20,737.62**
Interest Paid	28,754.42
Kitchen Equipment / Supplies	1,191.22
Legal & Professional Services	78,333.79
Non Employee Compensation	1,290.20
Office Supplies & Software	4,720.83
Payroll Expenses	73,330.90
Employer Payroll Taxes	20,261.22
Guaranteed Payment to Partner / P Miller	350.00
Payroll Processing Fees	1,918.27
Tips	12,529.80
Total Payroll Expenses	**108,390.19**
Postage / Shipping	79.91
QuickBooks Payments Fees	8.65
Reimbursable Expenses	11,745.28
Rent & Lease of Buildings	43,881.25
Repairs & Maintenance	11,965.01
Security Expense	3,076.30
Square Fees	15,806.66
Sub-Contractors	100,499.91

Gourmet Renee LLC dba Bircus Brewing Co.

Profit and Loss

January - December 2023

	TOTAL
Tap Room Supplies	81.99
Props	4,373.36
Total Tap Room Supplies	**4,455.35**
Taxes & Licenses	18,582.20
Beer License & Permits	80.00
Malt Beverage Tax	1,405.94
Property Taxes	4,479.13
Total Taxes & Licenses	**24,547.27**
Tools & Equipment	407.65
Equipment Rental	793.96
Total Tools & Equipment	**1,201.61**
Travel	10,345.04
Uniforms / Costumes	80.67
Utilities	48,366.56
Phone	5,098.37
Total Utilities	**53,464.93**
Vehicles Expenses	375.00
Auto Fuel	3,422.17
Parking	16.75
Total Vehicles Expenses	**3,813.92**
Website / Internet	948.93
Total Expenses	**$625,924.27**
NET OPERATING INCOME	$ -240,910.28
Other Income	
Interest Earned	0.82
Investment Income - Ta-Da	37,614.00
Total Other Income	**$37,614.82**
Other Expenses	
Amortization Expense	2,646.67
Depreciation	67,958.70
Total Other Expenses	**$70,605.37**
NET OTHER INCOME	$ -32,990.55
NET INCOME	$ -273,900.83

Gourmet Renee LLC dba Bircus Brewing Co.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	0.00
Cash on hand - Petty Cash	200.00
Heritage Bank	2,533.57
Home Savings Bank	-27,571.53
Home Savings Bank	0.00
Home Savings Bank	593.03
Paypal	-561.41
QuickBooks Checking Account	494.22
Total Bank Accounts	**$ -24,312.12**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
A/R IRS ERC	0.00
Accounts Rec from Big Top Holdings	5,000.00
Cash Holdings	0.00
Cash Holdings - Bircus on Pike	0.00
Credit Card Holdings	0.00
Credit Card Holdings - Bircus on Pike	0.00
Inventory Asset	0.00
Inventory on Elm	
Brewery Production /Supplies & Materials	1,018.68
Beer - Work In Progress	2,793.47
Liquid Inventory / Kegged Bircus Beer	2,967.04
Liquid Inventory / Kegged Seltzer	0.16
Liquid Inventory / Packaged Canned Beer	975.12
Packaging	1,060.75
Keg Shell	0.00
Total Packaging	**1,060.75**
Production Site Ingredients	844.76
Processing Aids	0.00
Raw Materials	
Adjunct	0.00
Hops	0.00
Malt	0.00
Yeast	0.00
Total Raw Materials	**0.00**
Total Production Site Ingredients	**844.76**
Total Brewery Production /Supplies & Materials	**9,659.98**
Retail Beverages	500.26

Gourmet Renee LLC dba Bircus Brewing Co.

Balance Sheet

As of December 31, 2023

	TOTAL
Retail Cider	14.64
Retail Food	49.67
Retail Merchandise Inventory	765.94
Retail Wine & Spirits	745.33
Total Inventory on Elm	**11,735.82**
Investment -Ta-Da	37,614.00
Prepaid Insurance Expenses	0.00
Receivable from Social Circus Foundation	0.00
Uncategorized Asset	0.00
Undeposited Funds	270.00
Total Other Current Assets	**$54,619.82**
Total Current Assets	**$30,307.70**
Fixed Assets	
Accumulated Depreciation Fixed Assets	-325,074.03
Furniture & Fixtures	2,165.58
Back Bar	4,270.74
Bar Stools	3,040.99
Tables & Chairs in Theater/Brewery	3,538.11
Total Furniture & Fixtures	**13,015.42**
Leasehold Improvements	
Brewery Buildout	278,704.94
Build Out Facade	17,590.00
HVAC	17,397.00
Kitchen 326 Elm	32,019.96
Patio / Beer Garden	5,143.23
Sign	37,655.64
Total Leasehold Improvements	**388,510.77**
Machinery & Equipment	
Brewing Equipment Filter	2,000.00
CO2 Tester	1,598.00
Draft System	1,854.78
Ekos Brewmaster Software	12,719.00
Exhaust Fan	9,982.00
Floor Scrubber	1,250.00
Forklift	3,000.00
Genie Lift	2,000.00
Glassware	13,406.92
Ice Maker	3,003.73
Kegerators	3,624.87
Label Machine	8,000.00
Lucky Duck Restaurant Equipment	10,000.00
MC-FLEX Base Canning System	81,545.00
Phone Software	1,582.42
Rad Power Bike	0.00

Gourmet Renee LLC dba Bircus Brewing Co.

Balance Sheet

As of December 31, 2023

	TOTAL
Screen Projector	750.00
Slicer Fridge - Kitchen	2,100.00
Tank Auxiliary	1,988.07
Tanks	83,500.00
Tanks Retrofit	12,000.22
Walk-in Cooler	800.00
Total Machinery & Equipment	**256,705.01**
Pike Street Assets	
Bar Top - 39 Pike	1,250.00
Brewing System on Pike	7,716.51
Computers - 39 Pike	3,555.69
Dishwashwer - 39 Pike	4,112.78
Ice Machine - 39 Pike	3,500.00
Menu Boards - 39 Pike	1,240.17
Pike Street Buildout	13,253.43
Pizza Equipment - 39 Pike	1,108.58
Refrigerator - 39 Pike	7,000.00
Screens - 39 Pike	1,557.07
Total Pike Street Assets	**44,294.23**
Vehicles	
Trailer	7,289.51
Yellow School Bus	0.00
Total Vehicles	**7,289.51**
Total Fixed Assets	**$384,740.91**
Other Assets	
Accumulated Amortization of Other Assets	-18,095.41
Intangible Assets	12,000.00
Organizational Costs	29,366.68
Security Lease Deposit	0.00
TTB Cash Bond	0.00
Total Other Assets	**$23,271.27**
TOTAL ASSETS	**$438,319.88**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Discover Credit Card	11,818.57
Total Credit Cards	**$11,818.57**
Other Current Liabilities	
Investment Convertible Loan BASHAM	112,500.00

Gourmet Renee LLC dba Bircus Brewing Co.

Balance Sheet

As of December 31, 2023

	TOTAL
Kentucky Department of Revenue Payable	0.00
KY Sales Tax Payable	33,786.00
Payable to Circus Mojo	24,620.14
Payable to High Hope Lucky Lu	-42,549.41
Heritage High Hope LOC	138,054.95
Heritage High Hope Luck Lu	-35,383.11
Heritage High Hope Luck Lu	-27,280.74
Rent Due	0.00
Total Payable to High Hope Lucky Lu	**32,841.69**
Payable to Paul Miller	0.00
Payable to Ta-Da Opp Fund	166,839.57
Payable to Tony Stevers	7,429.00
Payroll Check Shortage	0.00
Payroll Liabilities	1,098.03
R&D Initiatives Loan Payable	77,954.00
Short Term Loans	3,575.00
Christian Ochsner Short Term Opp Fund	0.00
Damian Dotterweich Short Term Opp Fund	0.00
Jamie Neuspickle Short Term Opp Fund	0.00
Ken Hebberling Short Term Bircus Loan	20,000.00
Lisa Brann Short Term Loan Opp Fund	0.00
Marcus Blansit Short Term Opp Fund	0.00
Matt Blansit Short Term Opp Fund	0.00
Maureen Henry Short Term Bircus Loan	80,000.00
Penny Flavin Short Term Loan	0.00
Sarah McIntosh Short Term Bircus Loan	5,000.00
Tres Kutcher Short Term Bircus Loan	10,000.00
Troy McIntosh Short Term Bircus Loan	10,000.00
TVT Capital	0.00
Total Short Term Loans	**128,575.00**
Square Gift Card	215.00
Square Loan Payable - Bircus on Pike	568.17
Square Loan Payable - Bircus Taproom	7,830.55
Square Tips	0.00
Tips Payable	0.00
Total Other Current Liabilities	**$594,257.15**
Total Current Liabilities	**$606,075.72**
Long-Term Liabilities	
Channel Partners Contract #49906-1M	0.00
Channel Partners Contract #53883-1M	27,690.86
Channel Partners Contract #69020-1M	4,881.58
Channel Partners Contracts #44096-1M & #46110-1M	0.00
ELEASE Lease Liability	22,164.75
SBA EIDL Loan	97,400.00

Gourmet Renee LLC dba Bircus Brewing Co.

Balance Sheet
As of December 31, 2023

	TOTAL
SBA EIDL Loan #2	242,800.00
SBA EIDL Loan #3	92,500.00
SBA PPP Loan Funding	0.00
Total Long-Term Liabilities	**$487,437.19**
Total Liabilities	**$1,093,512.91**
Equity	
Cash Investors Common Units $1,000/unit	0.00
Cash Investors Units @125/unit	0.00
Equity Trust Company	0.00
Member Draw - Paul Miller	0.00
Member Investment - Paul Miller	0.00
North Capital Private Securities Investors	86,710.00
Opening Balance Equity	0.00
Owner's Investment to Start Up Account	0.00
Retained Earnings	-468,002.20
Net Income	-273,900.83
Total Equity	**$ -655,193.03**
TOTAL LIABILITIES AND EQUITY	**$438,319.88**

Gourmet Renee LLC dba Bircus Brewing Co.

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-275,906.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-644.00
Cash Holdings	1,837.00
Cash Holdings - Bircus on Pike	1,888.00
Credit Card Holdings	34,078.62
Credit Card Holdings - Bircus on Pike	1,246.56
Inventory Asset	0.00
Inventory on Elm:Brewery Production /Supplies & Materials	-1,018.68
Inventory on Elm:Brewery Production /Supplies & Materials:Beer - Work In Progress	1,883.00
Inventory on Elm:Brewery Production /Supplies & Materials:Liquid Inventory / Kegged Bircus Beer	137.00
Inventory on Elm:Brewery Production /Supplies & Materials:Liquid Inventory / Kegged Seltzer	195.00
Inventory on Elm:Brewery Production /Supplies & Materials:Liquid Inventory / Packaged Canned Beer	69.00
Inventory on Elm:Brewery Production /Supplies & Materials:Packaging	3,817.00
Inventory on Elm:Brewery Production /Supplies & Materials:Production Site Ingredients	5,637.00
Inventory on Elm:Retail Beverages	320.00
Inventory on Elm:Retail Cider	67.36
Inventory on Elm:Retail Food	55.00
Inventory on Elm:Retail Merchandise Inventory	468.50
Inventory on Elm:Retail Wine & Spirits	107.82
Inventory on Pike (deleted)	1,141.00
Investment -Ta-Da	-37,614.00
Uncategorized Asset	0.00
Accumulated Depreciation Fixed Assets	67,958.70
Accumulated Amortization of Other Assets	2,646.67
Accounts Payable (A/P)	2,650.00
Discover Credit Card #5454/ #8033	20.92
Investment Convertible Loan BASHAM	112,500.00
Kentucky Department of Revenue Payable	0.00
KY Sales Tax Payable	5,449.63
Payable to Circus Mojo	-4,630.00
Payable to High Hope Lucky Lu	-36,104.57
Payable to High Hope Lucky Lu:Heritage High Hope LOC	-25,203.29
Payable to High Hope Lucky Lu:Heritage High Hope Luck Lu	-8,973.81
Payable to High Hope Lucky Lu:Heritage High Hope Luck Lu	-7,220.82
Payable to Paul Miller	-32,246.87
Payable to Ta-Da Opp Fund	195,131.25
Payable to Tony Stevers	7,429.00
Payroll Liabilities	-595.91
Short Term Loans	3,575.00
Square Gift Card	115.00
Square Loan Payable - Bircus on Pike	-16,593.37
Square Loan Payable - Bircus Taproom	-68,693.59
Tips Payable	0.00

Gourmet Renee LLC dba Bircus Brewing Co.

Statement of Cash Flows

January - December 2023

	TOTAL
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**210,885.12**
Net cash provided by operating activities	**$ -65,021.71**
INVESTING ACTIVITIES	
Furniture & Fixtures	-2,165.58
Machinery & Equipment:Ekos Brewmaster Software	-1,617.00
Intangible Assets	-5,000.00
Security Lease Deposit	14,250.00
Net cash provided by investing activities	**$5,467.42**
FINANCING ACTIVITIES	
Channel Partners Contract #53883-1M	-77,817.35
Channel Partners Contract #69020-1M	4,881.58
ELEASE Lease Liability	-24,680.25
Cash Investors Common Units $1,000/unit	-50,000.00
Equity Trust Company	-49,500.00
North Capital Private Securities Investors	-75,215.00
Opening Balance Equity	0.00
Retained Earnings	261,425.00
Net cash provided by financing activities	**$ -10,906.02**
NET CASH INCREASE FOR PERIOD	**$ -70,460.31**
Cash at beginning of period	46,418.19
CASH AT END OF PERIOD	**$ -24,042.12**

I, Paul Hallinan Miller, certify that:

1. The financial statements of Gourmet Renee LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Gourmet Renee LLC included in this Form reflects accurately the information reported on the tax return for Gourmet Renee LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature _____

Name: Paul Hallinan Miller

Title: Chief Goof-Officer & Managing Member

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